UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2026

Commission File Number: 001-39251

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

(Name of Registrant)

Cruce Carretera Gdl-Ameca Huaxtla Km 5

El Arenal, Jalisco, 45350, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

RELEVANT INFORMATION

Betterware de Mexico, S.A.P.I. de C.V. (NYSE: BWMX) (“Betterware” or the “Company”) announces the First Call to a General Ordinary Shareholders’ Meeting, to be held on March 17, 2026.

The purpose of this Report on Form 6-K is to furnish a free English translation of the Shareholders’ Meeting Agenda and of the form of Power of Attorney that shareholders can use to be represented at the meeting.

For additional information regarding the share purchase agreement referred to in the agenda for the Ordinary General Shareholders’ Meeting, please refer to the Press Release dated January 19, 2026 and Investor Presentation dated January 19, 2026 furnished to the SEC on Form 6-K on January 20, 2026 (sec.gov/Archives/edgar/data/1788257/000121390026005460/ea0273343-6k_betterware.htm).

Investor Relations Contacts

Investor Relations

ir@better.com.mx

+52 (33) 3836 0500

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

By:	/s/ Luis Campos
Name:	Luis Campos
Title:	Board Chairman

Date: March 3, 2026

Exhibit Index

Exhibit No.	Description
99.1	Agenda for the General Ordinary Shareholders’ Meeting
99.2	Form of Power of Attorney

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